Exhibit 99.2


Magna International Inc.
337 Magna Drive
Aurora, Ontario, Canada L4G 7K1
Tel (905) 726-2462
Legal Fax (905) 726-7173

MAGNA INTERNATIONAL INC.
SPECIAL MEETING OF SHAREHOLDERS
Friday, July 23, 2010

REPORT OF VOTING RESULTS
(pursuant to National Instrument 51-102, sec.11.3)

Arrangement Resolution - the special resolution approving the plan of arrangement (the "Arrangement") under section 182 of the Business Corporations Act (Ontario) involving Magna International Inc. ("Magna"), Magna E-Car Systems L.P., the Stronach Trust and certain other parties, as more particularly described in the Management Information Circular/ Proxy Statement dated May 31, 2010 (the "Circular") as amended and supplemented by the Supplement to the Circular dated July 8, 2010, (as the Arrangement may be or has been modified or amended), and the trans-actions contemplated by the transaction agreement dated May 6, 2010 among Magna, 446 Holdings Inc. and the Stronach Trust, the full text of which special resolution is set forth in Appendix A to the Circular.

1.   FOR  67,637,707 - 75.28%   AGAINST  22,209,413 - 24.72%










As approved by at least a simple majority of the votes cast by the disinterested "minority" holders of Class A Subordinate Voting Shares, voting separately as a class.

2.   FOR  285,938,394 - 92.79%   AGAINST  22,208,425 - 7.21%


As approved by at least two-thirds of the votes cast by the holders of Class A Subordinate Voting Shares and Class B Shares, voting together as a class.

3.   FOR  218,048,700 - 100%   AGAINST  0 - 0%


As approved by at least two-thirds of the votes cast by the holder of Class B Shares, voting separately as a class.


MAGNA INTERNATIONAL INC.



/s/ "Bassem A. Shakeel"
Bassem A. Shakeel
Vice-President and Secretary

Date:  July 23, 2010